                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     For fiscal year ended December 31, 2003


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            For the transition period

                         COMMISSION FILE NUMBER: 1-5424

   A. Full title of the plan and address of the plan if different from that of the issuer named below:

            Atlantic Southeast Airlines, Inc. Investment Savings Plan

                        ATLANTIC SOUTHEAST AIRLINES, INC.
                    100 Hartsfield Centre Parkway, Suite 800
                             Atlanta, Georgia 30320

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Delta Air Lines, Inc.
                        Hartsfield International Airport
                             Atlanta, Georgia 30320

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Atlantic Southeast Airlines, Inc. Investment Savings Plan

As of December 31, 2003 and 2002 and year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm


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            Atlantic Southeast Airlines, Inc. Investment Savings Plan

                          Audited Financial Statements
                            and Supplemental Schedule

        As of December 31, 2003 and 2002 and year ended December 31, 2003



                                    CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule of Assets (Held at End of Year)



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             Report of Independent Registered Public Accounting Firm

Plan Administrator
Atlantic Southeast Airlines, Inc. Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of Atlantic Southeast Airlines, Inc. Investment Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                          /s/ Ernst & Young LLP

May 28, 2004


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            Atlantic Southeast Airlines, Inc. Investment Savings Plan

                 Statements of Net Assets Available for Benefits



                                                      DECEMBER 31
                                                  2003           2002
                                                  -------------------


ASSETS

Investments, at fair value                    $72,644,087      $51,480,220

Contributions receivable:
  Employer                                      3,251,776        2,755,231
  Participant                                     306,944          270,754
                                              ----------------------------
                                                3,558,720        3,025,985
                                              ----------------------------
Net assets available for benefits             $76,202,807      $54,506,205
                                              ============================


See accompanying notes.


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            Atlantic Southeast Airlines, Inc. Investment Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003

Additions to net assets attributed to:
  Contributions:
   Employer                                               $ 3,255,112
   Participant                                              9,558,774
                                                          -----------
                                                           12,813,886

   Investment income:
    Interest and dividends                                    833,071
    Net appreciation in fair value of investments          10,033,409
                                                          -----------
                                                           10,866,480
                                                          -----------
Total                                                      23,680,366

Deductions from net assets attributed to:

  Distributions to participants                            (1,920,497)
  Administrative expenses                                     (63,267)
                                                          -----------
Total                                                      (1,983,764)
                                                          -----------
Net increase in net assets available for benefits          21,696,602
Net assets available for benefits:
  Beginning of year                                        54,506,205
                                                          -----------
  End of year                                             $76,202,807
                                                          ===========



See accompanying notes.


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            Atlantic Southeast Airlines, Inc. Investment Savings Plan

                          Notes to Financial Statements

                                December 31, 2003

1. DESCRIPTION OF PLAN

The following description of the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of Atlantic Southeast Airlines, Inc. (the "Company"). Employees become eligible to enroll on the enrollment date following the date of completion of ninety days of continuous employment. The enrollment dates for the Plan are January 1, April 1, July 1, or October 1 of each year.

Employer matching contributions are awarded to employees who work at least 1,000 hours each year and have at least one year of service. Once the length of service provision is met, the employee is eligible for matching contributions for the following Plan year, which begins on January 1. Eligible employees must be employed on December 31 to receive a matching contribution for the Plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Company uses Delta Air Lines, Inc. ("Delta") common stock as an investment option in the Plan. Atlantic Southeast Airlines, Inc. is a wholly-owned subsidiary of Delta.

CONTRIBUTIONS

Participants are able to contribute up to 50% of pretax annual compensation, as defined by the Plan. Participants may also make rollover contributions from other qualified defined benefit or defined contribution plans.

The Company may, in its sole discretion, make matching contributions up to 6% of a participant's eligible compensation, as defined by the Plan. Based on years of service for participants, matching contributions range from 20% to 75%, regardless of the date of participation.

            Atlantic Southeast Airlines, Inc. Investment Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

FORFEITURES

Forfeitures of terminated participants' nonvested accounts are used to reduce future matching contributions of the Company. The Company used approximately $23,300 of forfeitures to reduce employer matching contributions during the year ended December 31, 2003.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan investment results. The allocations are based on participant earnings or account balances, as defined. A quarterly recordkeeping fee is charged to each participant's account.

VESTING

All participant contributions and earnings thereon are 100% vested. Company contributions to participant accounts vest on a graded basis at 10% per year for two years of service, increasing to 20% per year thereafter until fully vesting after six years of service.

PAYMENT OF BENEFITS

Upon termination, participants may elect lump-sum distributions or periodic distributions over either a 5 or 10-year period. The full value of benefits are payable upon normal or postponed retirement, total or permanent disability or to beneficiaries upon death of the participant.

PARTICIPANT LOANS

Participants may borrow a minimum of $1,000 up to a maximum of the lesser of $25,000 or 50% of their vested account balances. Loan terms range from 1 - 5 years. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined at the time of the loan.

            Atlantic Southeast Airlines, Inc. Investment Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

PLAN TERMINATION

Under the provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time provided that amendments will not divert a vested interest or permit any part of the fund to revert to the Company or to be used for any purpose other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, each participant's account will become fully vested.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements have been prepared on the accrual basis of accounting.

VALUATION OF INVESTMENTS

Mutual funds and common stock are stated at fair value based on the quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, including common stock of Delta Air Lines, Inc., it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Delta reported a net loss of $773 million for the year ended December 31, 2003, and an unaudited net loss of $383 million for the March 2004 quarter. In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, Delta said that continued losses of the magnitude experienced in 2003 and the March 2004 quarter are unsustainable over the long term, and that Delta has significant obligations due in 2005 and thereafter. Delta further said that, if it cannot achieve a competitive cost structure, regain sustained profitability and access the capital markets on acceptable terms, it will need to pursue alternative courses of action intended to make it viable for the long-term, including the possibility of seeking to restructure its costs under Chapter 11 of the U.S. Bankruptcy Code.

            Atlantic Southeast Airlines, Inc. Investment Savings Plan

ADMINISTRATIVE EXPENSES

The Company paid certain administrative expenses of the Plan.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

During the year ended December 31, 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:


Net appreciation in fair value of investments:
  Delta Air Lines, Inc. Common Stock                  $    63,824
  Mutual Funds                                          9,969,585
                                                      -----------
                                                      $10,033,409
                                                      ===========

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:


                                                  DECEMBER 31
                                              2003           2002
                                              -------------------

American Century Investments:
  Ultra Fund                              $23,560,330    $16,208,190
  Premium Capital Reserve Fund              8,795,993      7,843,676
  International Growth Fund                 4,725,562      3,043,475
  Equity Income Fund                        8,494,333      5,551,856
  Equity Index Fund                         9,363,251      6,621,612
  Value Fund                                5,049,939      2,781,075
Delta Air Lines, Inc. Common Stock          6,023,702      4,467,902


            Atlantic Southeast Airlines, Inc. Investment Savings Plan

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased 272,608 shares of Delta common stock with a fair value of $3,135,592 during the year ended December 31, 2003. The Plan sold 131,805 shares of Delta common stock for proceeds of $1,643,616, resulting in a loss of $514,027 based on historical cost during the year ended December 31, 2003.

The Plan held 510,051 and 369,248 shares of Delta common stock with a fair value of $6,023,702 and $4,467,902 as of December 31, 2003 and 2002, respectively.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. TRANSFERS TO RELATED PLAN

Participants who terminate employment with the Company to begin employment for Delta are not permitted to take a distribution of their account balance, but may elect to sell their investments in the Plan and transfer the proceeds to the Delta Family-Care Savings Plan (the "Delta Plan"). There were no transfers to the Delta Plan during 2003.


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                              Supplemental Schedule
















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            Atlantic Southeast Airlines, Inc. Investment Savings Plan

                          EIN: 58-1354495 Plan No.: 001
                               Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2003



                                               (C)

                (B)                 DESCRIPTION OF INVESTMENT          (E)
         IDENTITY OF ISSUE,     INCLUDING MATURITY DATE, RATE OF     CURRENT
(A)     BORROWER, LESSOR OR       INTEREST, COLLATERAL, PAR, OR       VALUE
           SIMILAR PARTY                 MATURITY VALUE

     American Century             Premium Capital Reserve Fund    $  8,795,993
       Investments

     American Century             Short-Term Government Fund         2,483,454
       Investments

     American Century             Balanced Fund                      2,236,535
       Investments

     American Century             Equity Index Fund                  9,363,251
       Investments

     American Century             Equity Income Fund                 8,494,333
       Investments

     American Century             International Growth Fund          4,725,562
       Investments

     American Century             Ultra Fund                        23,560,330
       Investments

     American Century             Value Fund                         5,049,939
       Investments

 *   Delta Air Lines, Inc.        Common Stock                       6,023,702

 *   Chase Manhattan Bank         Money Market Fund                     11,580

 *   Participant Loans            Interest rates from 4.4% to
                                   9.1% Maturing through 2008        1,899,408
                                                                   -----------
                                                                   $72,644,087
                                                                   ===========


* Indicates a party-in-interest to the Plan.

Note: Column (d) cost information is not applicable for participant directed investments.

                                   SIGNATURES

                                    THE PLAN

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT PLAN



                                    /s/   Charles J. Thibaudeau
                                    --------------------------------------
                                    By:   Charles J. Thibaudeau
                                          Plan Administrator

Date: June 28, 2004